Exhibit 99.1

Claude Resources Inc. Intercepts 0.60 Grams of Gold per Tonne Over 71.74 Metres

"Provides 2011 Drill Results on the Amisk Gold Project, SK"

Trading Symbols
TSX - CRJ
NYSE Amex - CGR

SASKATOON, Jan. 6, 2012 /CNW/ - Claude Resources Inc. (TSX: CRJ) (NYSE Amex: CGR) ("Claude") is pleased to provide the remainder of its 2011 exploration results from the 15,400 hectare Amisk Gold Project in northeastern Saskatchewan, Canada. The Amisk Gold Project is located 20 kilometres southwest of Flin Flon, Manitoba and is a 65:35 Joint Venture between Claude and St. Eugene Mining Corporation. Claude is the operator of the Joint Venture.

A total of 20 holes comprising 6,480 metres were drilled during the fall program. The remaining 6 holes are presented in Table 1 below. The program tested from surface to in excess of 700 metres depth and was designed to expand the limits of the Amisk Gold deposit as well as infill within the northern and eastern portion of the deposit.

Highlights of the drilling include: 6.24 grams of gold per tonne and 23.5 grams of silver per tonne over 12.00 metres and 3.39 percent zinc and 0.91 percent lead over 1.81 metres in hole AL-11-318, and 1.95 grams of gold per tonne and 14.9 grams of silver per tonne over 18.95 metres in AL-11-319.  Mineralization intercepted in the drilling is consistent with the current resource model and is associated with a sequence of quartz porphyritic, rhyolitic lapilli tuffs and basaltic tuffs and argillite hosting disseminations, stringers and semi-massive intervals of pyrite, sphalerite, galena, tetrahedrite, pyrrotite and chalcopyrite.

Drill hole AL-11-319 confirmed continuity of gold mineralization within the southeastern portion of the deposit as well as demonstrated the potential for expansion to the east and southeast. Four holes were completed evaluating the continuity of the system to depths in excess of 700 metres.  Hole AL-11-318 intercepted significant mineralization at depth with intercepts of up to 71.74 metres at 0.60 grams of Au per tonne as well as a 1.81 metre interval of 3.39 percent zinc and 0.91 percent lead in the hangingwall, 250 metres west of the deposit.

"The 2011 Amisk drill program confirmed mineralization within the current resource model and to depths of 700 metres. In addition to focusing on growth of the gold and silver resource base, the presence of significant grades of zinc and lead in the hangingwall will be evaluated during 2012," stated Brian Skanderbeg, Vice President Exploration.

Table 1: 2011 fall drill results from the Amisk Gold Project.
Hole	Easting	Northing	Az/Dip	From (m)	Length (m)	Au (g/t)	Ag (g/t)	Zn (%)	Pb (%)
AL-11-315	676999	6066416	184/-62	87.94	12.22	1.32	6.7	-	-
Incl				95.08	1.92	5.42	30.8	-	-
AL-11-316	676868	6066443	177/-58	92.00	37.00	0.49	2.2	-	-
AL-11-317	676769	6066515	178/-58	256.00	16.50	1.37	5.7	-	-
incl				257.00	3.00	5.28	22.4	-	-
AL-11-318	676444	6066436	166/-66	69.00	1.81	0.17	11.5	3.39	0.91*
and				311.00	12.00	6.24	23.5	-	-
incl				313.85	1.15	62.00	224.0	-	-
and				643.50	71.74	0.60	4.0	-	-
incl				699.50	14.00	1.64	11.8	-	-
and				728.00	37.00	0.61	2.2	-	-
incl				763.00	2.00	5.71	22.0	-	-
and				809.39	10.61	1.65	2.6	-	-
incl				809.39	2.21	6.06	8.5	-	-
AL-11-319	676744	6065948	97/-47	53.00	32.00	0.98	7.1	-	-
incl				68.00	1.00	8.95	39.7	-	-
and				159.50	29.00	0.59	5.6	-	-
and				206.50	21.00	1.28	8.5	-	-
incl				223.00	1.50	11.30	45.3	-	-
and				339.00	18.95	1.95	14.9	-	-
incl				348.00	3.01	7.38	57.7	-	-
AL-11-320	676709	6065787	105/-47	NSI				-	-
Note: Intervals noted are intercepted width not true width, have been calculated using a 0.3 g/tonne cut-off and are uncut.  True width is variable between 60 and 100 percent of drilled width.  They may include internal dilution intervals of up to 10 metres. NSI - No Significant Intercept.  * Note that lead assays are preliminary and subject to further check sampling.

A location map of the Amisk Gold Project and a detailed plan map showing current drill results can be viewed on Claude's website www.clauderesources.com.

As at December 31, 2011, Claude held an approximate 9.7 percent interest in the common shares of St. Eugene.  On October 25, 2011, Claude and St. Eugene jointly announced that they had entered into a definitive agreement pursuant to which Claude will acquire, by way of a court-approved plan of arrangement, all of the shares of St. Eugene that it does not already own.  The agreement was subsequently amended on November 30, 2011 and December 14, 2011.  The plan of arrangement will be voted on at St. Eugene's annual general and special meeting of shareholders on January 17, 2012 at 4:00pm (Toronto time) at the Toronto Board of Trade.  Upon shareholder approval, the transaction is expected to close on or before January 24, 2012.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 962,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and currently holds a 65 percent working interest in the Amisk Gold Project in northeastern Saskatchewan.

Brian Skanderbeg, P.Geo. and M.Sc., Claude's Vice-President Exploration, is the Qualified Person who has reviewed and approved the contents of this news release. Drill core was halved with samples averaging 1.5 metres submitted to ALS Chemex in Vancouver, an ISO approved facility. Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates. Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption, conventional gravimetric and/or screen fire techniques.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured," "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves." Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

%CIK: 0001173924

For further information:

Brian Skanderbeg, Vice President, Exploration
Phone: (306) 668-7505

Or

Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 09:00e 06-JAN-12